--------------------------------------------------------------------------------

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                          For the month of August 2003




                G. WILLI-FOOD INTERNATIONAL LTD. (Translation of
                         registrant's name into English)


                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)




            Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          FORM 20-F X   FORM 40-F
                                    --

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

            Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

            Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

            Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                YES NO X
                                       -

            If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

      On August 10, 2003, G. Willi-Food International Ltd. (the "Registrant") announced that the Nasdaq Listing Qualification staff informed the Registrant that it has determined, after further consideration, that the Registrant is in substantial compliance with the continuing listing requirements of Nasdaq Marketplace Rule 4310(c)(7) requiring a minimum number of publicly held shares and will take no further action. However, the Nasdaq Staff informed the Registrant that it will continue to monitor the Registrant's compliance with the cited rule.




Exhibits
--------

            The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated August 11, 2003.

                                   SIGNATURES

            In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    G. WILLI-FOOD INTERNATIONAL LTD.



Dated:  August 11, 2003
                                    By: /s/ Joseph Williger
                                       ------------------------------
                                    Name:  Joseph Williger
                                    Title: Chief Executive Officer